Exhibit 2

AGREEMENT REGARDING SALE AND PURCHASE OF STOCK

This Agreement is made on November 27, 1992 between David A. Ulrich (Buyer) and William Gravitter (Seller).

Background

Seller owns common stock (Stock) of Tri City Bankshares Corporation (Corporation).  Seller may wish to sell all or a portion of the Stock in the future.  Buyer is the Chairman and the largest shareholder of the Corporation.  Buyer is concerned that the Stock, which represents the second largest shareholding of the Corporation, could be acquired by an unfriendly holder which could be disruptive to the operations of the Corporation.  Therefore, in consideration of $1.00 and in consideration of the agreements herein, the parties agree as follows:

1.

Right of First Refusal

Before Seller may sell, transfer or otherwise dispose of any of the Stock (except for gifts as provided below), Seller shall first offer that Stock (Offered Shares) to Buyer.  The offer to Buyer (Offer Notice) shall be given by written notice in the manner described below.

If the proposed sale is to an identifiable person, the Offer Notice shall state the name and address of the prospective purchaser, the number of Offered Shares, the sales price and the terms of payment.  The Offer Notice shall offer to sell the Offered Shares to Buyer on the same terms and conditions as offered to the prospective purchaser.

If the proposed sale is through the public market for the Stock, the Offer Notice shall state the number of Offered Shares and that there is no identifiable prospective purchaser.  The sales price per share shall be the weighted average of the per share price for all sales of the Corporation’s Common Stock through the public market during the sixty (60) days preceding the Offer Notice and the payment terms shall be cash at closing.

Buyer may accept Seller’s offer within thirty (30) days after Buyer’s receipt of the Offer Notice by agreeing in writing to purchase all of the Offered Shares.  The closing date will be a date mutually agreed to by the parties.  If the parties cannot agree on the closing date, the closing date shall be on the sixtieth (60th) day after the date of the Offer Notice.  At closing, Seller shall deliver to Buyer the certificate or certificates representing the Offered Shares and transfer title of the shares free and clear of all claims.  Buyer shall deliver to Seller the purchase price of the Offered Shares.  Buyer shall pay the purchase price by cashier’s check or wire transfer, or if the Offer Notice identifies a prospective purchaser, Buyer may elect any other payment terms set forth in the Offer Notice.

If Buyer does not accept Seller’s offer within thirty (30) days after Buyer’s receipt of the Offer Notice, Seller shall have the right to sell or transfer all of the Offered Shares as set forth in the Offer Notice provided that the sale or transfer is completed within one hundred twenty (120) days after the date of the Offer Notice.  Buyer agrees to provide any documents required for Seller to complete the sale to the third party free of the restrictions of this Agreement.  If the third party does not purchase the shares within the one hundred twenty (120) day period provided above, the Offered Stock will again be subject to the restrictions of this Agreement.

Seller may make gifts of all or part of the Stock without first offering the Stock to Buyer.  However, all shares of Stock which Seller continues to own, as well as all shares of Stock given to the donees, shall remain subject to all of the terms and provisions of this Agreement.  Also, all of the donees shall be subject to the terms and provisions of this Agreement that apply to Seller as though the donees were parties to this Agreement.

2.

Notices

All notices under this Agreement shall be in writing and will be considered given and received when personally delivered or when mailed by certified mail addressed as follows, or as subsequently directed by the parties:

If to Seller:

Mr. William Gravitter

8410 South 20th Street

Oak Creek, Wisconsin  53154

If to Buyer:

Mr. David A. Ulrich

6400 South 27th Street

Oak Creek, Wisconsin  53154

3.

Purchases and Sales

Seller agrees that he will not sell or transfer any Stock other than pursuant to this Agreement.

4.

Endorsement on Certificates

Upon signing of this Agreement, Seller will provide to the Corporation all certificates evidencing ownership of the Stock.  The Corporation shall return the certificates to the Seller after adding the following endorsement:

The shares of Tri City Bankshares Corporation represented hereby and the disposition thereof are subject to the terms of an Agreement entered into between David A. Ulrich and the registered owner dated November 27, 1992.  A copy of the Agreement is on file at the principal office of the Corporation and may be inspected by any person upon request during normal business hours.

5.

Benefits and Obligations

This Agreement shall inure to the benefit of and be binding upon Buyer and Seller and their respective estates, legal representatives, successors and transferrees.

6.

Specific Performance

The parties agree that the Stock is unique property and that Buyer is entitled to the remedy of specific performance.

* * * *

The parties have executed this Agreement on one or more copies, each of which shall be deemed an original, as of the date listed above.

/s/ David A. Ulrich	/s/ William Gravitter
David A. Ulrich	William Gravitter

Consent and Acknowledgement

I am the wife of David A. Ulrich.  I have read the attached Agreement Regarding Sale and Purchase of Stock and I understand its terms.  I have had full opportunity to ask questions and receive answers from each party to this Agreement.  I agree to the Agreement’s terms and requirements.

Dated November 25, 1992

_/s/ Agatha T. Ulrich

Agatha T. Ulrich